Exhibit 99.3

MF GLOBAL LTD.

Employee Share Option Exchange Program

Frequently Asked Questions

What is the share option exchange program?

The program will offer eligible employees the opportunity to exchange share options that they received at the time of our initial public offering in July 2007 for new restricted share units (or RSUs). The new RSUs will have a fair value of approximately 82.5% of the fair value of the surrendered options.

Why are we proposing a share option exchange program?

There are several reasons why we think it is important to offer an exchange program at this time. First, the IPO share options are deeply out-of-the-money (their $30 strike price is substantially higher than our current share price), and have been for an extended period of time. Like many financial services companies, we have experienced a significant decline in our share price over the last 18 months. Given our short history with long-term incentives, we are deriving no incentive or retentive value from these options. Second, we need a competitive long-term incentive program to attract, retain and motivate talented staff, and without the exchange program, we have a limited share inventory left with which to make future awards.

Why are we exchanging share options for RSUs?

Restricted share units help reduce our dependency on share price appreciation to reward the contributions of our employees and reduce the number of shares necessary to achieve the same compensation objective.

Why are options being exchanged at 82.5% of their fair value?

The elements of our proposed exchange offer, including delivering new RSUs with a fair value having 82.5% of the fair value of surrendered options, are all considered best practices in implementing an exchange that shareholders can support. We have taken these best practices and what we believe makes the most sense for employees, the company and our shareholders into account in setting the terms of the exchange. Keep in mind that this value comparison is of the “fair value” of the surrendered options and new RSUs for accounting purposes. Because out-of-the-money options are being surrendered for RSUs, the new RSUs will have immediate “in the money” value (subject to vesting) as compared to no “in the money” value for the surrendered options.

Who is eligible to participate in the share option exchange program?

All currently active employees who were awarded share options at the IPO will be invited to participate, with the exception of our executive officers and directors. Former employees will also be ineligible to participate. In total, this exchange program will cover about 475 employees, holding approximately six million options.

What about options that were awarded at other times?

IPO options are the only options that will be included in this exchange program. These are the options that are the most out-of-the-money. All other share options will continue to vest and become exercisable in accordance with their original award agreements.

How will the share option exchange program work?

If our shareholders approve the employee share option exchange program, eligible employees will be invited to tender their existing share options in exchange for RSUs having a value of approximately 82.5% of the surrendered options. The actual exchange rate will be set on the basis of our share price at the time of the exchange, but based on our recent share price, the exchange program would require employees to tender about 12.6 options for every RSU that they receive; however the actual number will be set at the time of the exchange.

Will the RSUs have the same vesting schedule as the current IPO options?

No, the new RSUs will have a renewed vesting period that will vest ratably over a three year period following the new grant date.

What if employees choose not to participate?

They simply retain their original award. The IPO options will continue to vest in accordance with the original schedule, and all of their original terms and conditions will continue to apply.

When is the share option exchange program likely to be implemented?

As a publicly-traded company, we are subject to very specific regulatory requirements about how to structure and execute an exchange program. The proposed exchange program requires shareholder approval at our upcoming annual general meeting of shareholders on August 13, 2009. If we receive the required shareholder approval, we will have up to six months to implement the exchange program. The decision regarding the implementation and timing of the program will be made by our board of directors or the compensation committee of our board of directors.

What should I do?

Right now there is nothing you need to do. The next step is shareholder approval of the proposed exchange program at our annual general meeting of shareholders on August 13, 2009. Assuming shareholders approve the exchange program and we set a date to begin the exchange program, you will receive detailed information providing you with everything you need to know to make a decision that is best for you. Employees need to make a decision on the basis of that information, and their individual circumstances. Accordingly, we will not take a position one way or the other as to whether you should participate in the exchange program.

What if I have other questions?

Contact Tom Connolly, Head of Human Resources, or Marc Serrilli, Head of Compensation & Benefits.

Key Legal Disclosure

The option exchange program described in these FAQs has not yet commenced and neither these FAQs nor the preliminary proxy statement constitutes an offer to holders of eligible options to exchange such options. We will only commence an exchange offer, if at all, if the company’s shareholders approve the proposed option exchange program. If the exchange program is approved by our shareholders, upon the commencement of the offer we will provide eligible employees with written materials explaining the full terms and conditions of the offer in a Tender Offer Statement on Schedule TO, and will also file these materials with the SEC. Employees who are eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO, as well as any amendments and supplements, and other related materials as and when they become available, because they will contain important information about the exchange program.

In connection with the proposal to be voted on by our shareholders with respect to the exchange program discussed in these FAQs, we have filed a preliminary proxy statement with the SEC and intend to file other relevant materials with the SEC, including a definitive proxy statement. Our shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the exchange program, because they will contain important information about the program.

MF Global shareholders and option holders will be able to obtain the materials described above and other documents filed by us with the SEC free of charge from the SEC’s website at www.sec.gov or by contacting us at: MF Global, 717 Fifth Avenue, New York, New York 10022, Attention: Investor Relations or InvestorRelations@mfglobal.com or by calling 1-800-596-0523.

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